SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 3)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of the Issuer)

Hollywood Entertainment Corporation

Hollywood Merger Corporation

Carso Holdings Corporation

Green Equity Investors IV, L.P.

GEI Capital IV, LLC

Leonard Green & Partners, L.P.

Mark J. Wattles

F. Bruce Giesbrecht

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald Ekman	John M. Baumer
Hollywood Entertainment Corporation	Carso Holdings Corporation
9725 S.W. Peyton Lane	11111 Santa Monica Boulevard, Suite 2000
Wilsonville, Oregon 97070	Los Angeles, California 90025
Telephone: (503) 570-1600	Telephone: (310) 954-0444

(Name, Address and Telephone Number of Person Authorized To Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Robert J. Moorman, Esq.	Howard A. Sobel, Esq.
Stoel Rives LLP	Latham & Watkins LLP
Standard Insurance Center	885 Third Avenue
900 S.W. Fifth Avenue, Suite 2600	New York, New York 10022
Portland, Oregon 97204-1268	Telephone: (212) 906-1200
Telephone: (503) 224-3380

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$656,958,920	$83,236.60

*	For purposes of calculating the filing fee only, the filing fee was determined by adding (a) the product of (i) the 60,915,139 shares of common stock of Hollywood Entertainment Corporation that are proposed to be acquired in the merger and (ii) the merger consideration of $10.25 per share of common stock, plus (b) $32,578,745 payable to holders of options to purchase shares of common stock in exchange for the cancellation of such options. The amount of the filing fee, calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 (Updated), equals $126.70 per million of the aggregate merger consideration calculated pursuant to the preceding sentence.

☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $83,236.60	Filing Party: Hollywood Entertainment Corporation
Form or Registration No: Schedule 14A File No. 000-21824	Date Filed: April 23, 2004

SCHEDULE 13E-3

This Amendment No. 3 (this “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), first filed on April 23, 2004, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the merger (the “Merger”) of Hollywood Merger Corporation, an Oregon corporation, formerly known as Cosar Corporation (“Hollywood Merger”) and a wholly owned subsidiary of Carso Holdings Corporation, a Delaware corporation (“Carso”), with and into Hollywood Entertainment Corporation, an Oregon corporation (“Hollywood”), pursuant to the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 13, 2004, by and among Hollywood, Hollywood Merger and Carso. Pursuant to the Merger Agreement, Hollywood will continue as the surviving corporation and, upon completion of the Merger, each issued and outstanding share of Hollywood common stock will be cancelled and converted into the right to receive a cash payment per share, without interest, of $10.25.

The parties to the Merger Agreement had previously entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of March 28, 2004, and the First Amendment thereto, dated as of June 4, 2004. The Original Merger Agreement, as amended, has been amended and restated in its entirety by the Merger Agreement.

The Merger Agreement provides that, as a condition to the closing of the Merger, Mark J. Wattles, Hollywood’s founder, chairman and chief executive officer, will have performed all actions required by him to consummate the transactions contemplated by an amended and restated option exchange, contribution and subscription agreement that Mr. Wattles entered into with Green Equity Investors IV, L.P. (“Green Equity Investors”) and Carso on October 13, 2004 (the “Contribution Agreement”), pursuant to which, immediately prior to the completion of the Merger, Mr. Wattles will contribute all of his shares of Hollywood common stock in exchange for shares of common and preferred stock of Carso and will exchange all of his options to acquire Hollywood common stock with an exercise price less than $10.25 per share for options to acquire preferred stock of Carso (all other options to acquire Hollywood common stock held by Mr. Wattles will be cancelled without consideration). Under the Contribution Agreement, Mr. Wattles agreed to transfer at least 10% of the common stock of Carso he will acquire to other members of Hollywood senior management within 12 months from the closing of the Merger. Mr. Wattles has approached certain members of Hollywood senior management about either transferring his right to acquire a portion of the equity of Carso immediately prior to completion of the Merger or transferring a portion of his interest in Carso following completion of the Merger. Since December 2003, Mr. Wattles had engaged in discussions with F. Bruce Giesbrecht, a director and Hollywood’s president and chief operating officer, about acquiring an interest in any successor company to Hollywood should Hollywood be acquired, and prior to the announcement and execution of the Original Merger Agreement, Mr. Wattles had a number of conversations with Mr. Giesbrecht about Mr. Wattles’ own proposed participation in the equity of Carso. As the Original Merger Agreement negotiations proceeded, Mr. Wattles discussed with Mr. Giesbrecht an opportunity to acquire from Mr. Wattles up to approximately 10% of the common stock of Carso that Mr. Wattles would receive in exchange for his shares of Hollywood common stock (i.e., up to 5% of the outstanding common stock of Carso), at a per share price equal to the per share consideration Mr. Wattles transferred in exchange for such shares. Since the date of the Original Merger Agreement, Mr. Wattles has not had further discussions with Mr. Giesbrecht about these issues and Mr. Wattles has not discussed or otherwise proposed any particular amount or value of any equity interest in Carso that Mr. Wattles may transfer to any other member of senior management.

As a result of the Merger, Hollywood, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly owned subsidiary of Carso. This Transaction Statement is being jointly filed by Hollywood, Hollywood Merger, Carso, Green Equity Investors, GEI Capital IV, LLC (“GEI Capital”), Leonard Green & Partners, L.P. (“Leonard Green & Partners”), Mr. Giesbrecht and Mr. Wattles (collectively with Hollywood, Hollywood Merger, Carso, Green Equity Investors, GEI Capital, Leonard Green & Partners and Mr. Giesbrecht (the “Filing Persons”)).

Concurrently with the filing of this Amendment, Hollywood is filing with the SEC an amended preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which Hollywood’s board of directors is soliciting proxies from shareholders of Hollywood in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

The filing of this Transaction Statement will not be construed as an admission by Hollywood Merger, Carso, Green Equity Investors, GEI Capital, Leonard Green & Partners or any of their respective affiliates that Hollywood is “controlled” by or under common “control” with Hollywood Merger, Carso, Green Equity Investors, GEI Capital, Leonard Green & Partners or that any of their respective affiliates is an “affiliate” of Hollywood within the meaning of Rule 13e-3 of the Exchange Act. The information contained in this Transaction Statement and the Proxy Statement concerning each Filing Person was supplied by such Filing Person and no other Filing Person takes responsibility for the accuracy of such information.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet” and “Certain Questions and Answers About the Merger” in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and address. The information set forth under the caption “Participants” in the Proxy Statement is incorporated herein by reference.

(b) Securities. The class of securities that is the subject of the transaction is the common stock of Hollywood. As of October 12, 2004, there were 60,915,139 shares of common stock issued and outstanding.

(c) Trading market and price. The information set forth under the caption “Markets and Market Price” in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The information set forth under the caption “Markets and Market Price” in the Proxy Statement is incorporated herein by reference.

(e) Prior public offerings. On March 11, 2002, Hollywood completed a public offering of 8,050,000 shares of common stock at a price of $15.00 per share, resulting in proceeds of $120.8 million before fees and expenses.

(f) Prior stock purchases. The information set forth under the caption “Transactions in Hollywood Common Stock—Purchases” in the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and address. The information set forth under the captions “Participants” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b) Business and background of entities. The information set forth under the caption “Participants” in the Proxy Statement is incorporated herein by reference.

(c) Business and background of natural persons. The information set forth under the caption “Participants” in the Proxy Statement is incorporated herein by reference. Set forth below for each director and executive officer of Hollywood is his respective present principal occupation or employment, the name and principal business of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen, except for Mr. Giesbrecht, who is a Canadian citizen.

Mark J. Wattles. Mr. Wattles founded Hollywood in June 1988 and has served as a director, Chairman of the Board, and Chief Executive Officer since that time. From June 1988 through September 1998, Mr. Wattles also served as President of Hollywood. From August 1998 through June 2000, Mr. Wattles left his full time position at Hollywood and served as Chief Executive Officer of Reel.com, then a wholly owned subsidiary of Hollywood. In August 2000, Mr. Wattles returned full time to Hollywood and in January 2001 was re-appointed President of Hollywood by the Board. Mr. Wattles has been an owner and operator in the video rental industry since 1985. In 2001, Mr. Wattles was appointed to the National Advisory Council of the Marriot Business School at Brigham Young University.

James N. Cutler, Jr. Mr. Cutler became a director of Hollywood in October 2000. Mr. Cutler has been President and Chief Executive Officer of The Cutler Corporation, a private holding company for various private businesses, since 1980. Mr. Cutler also serves as an officer or director of a number of private corporations including Rol-Away Truck Manufacturing Company Inc. and R & K Industrial Products. Mr. Cutler previously served as director of Hollywood from July 1993 until May 1999, at which time he did not stand for reelection.

F. Bruce Giesbrecht. Mr. Giesbrecht was announced as Hollywood’s President and Chief Operating Officer on January 29, 2004 and became a director of Hollywood in March 2003. Mr. Giesbrecht was named Executive Vice President of Business Development in March 2000 and became General Manager of Corporate Operations in July 2003. Mr. Giesbrecht joined Hollywood in May 1993 as Vice President of Corporate Information Systems and Chief Information Officer, was named Senior Vice President of Product Management in January 1996 and became Senior Vice President of Strategic Planning in January 1998. Prior to joining Hollywood Mr. Giesbrecht was a founder of RamSoft, Inc., a software development company specializing in management systems for the video industry, and served as its President. Mr. Giesbrecht currently serves as a member of the Video Software Dealers Association (VSDA) Board of Directors.

S. Douglas Glendenning. Mr. Glendenning became a director of Hollywood in December 2000. Mr. Glendenning is the owner of SDG Investments, a private holding company with investments in restaurants, real estate, lending and publicly traded securities. Mr. Glendenning served as a Director, Chief Operating Officer and President of Lone Star Steakhouse & Saloon Inc. from January 1991 until April 1996. From 1980 until 1991, Mr. Glendenning served in various capacities at Coulter Enterprises, Inc., a large Pizza Hut franchisee. The majority of his tenure there was as Senior Vice President of Operations.

William P. Zebe. Mr. Zebe became a director of Hollywood in July 1998. Mr. Zebe is the President and principal shareholder of Bardo Equities LLC, a real estate development company. Previously, Mr. Zebe was employed by Hollywood as National Vice President of Real Estate in May 1994 and, subsequently, as Senior Vice President of Development from January 1996 until his departure in June 1998. Before he joined Hollywood, Mr. Zebe worked from June 1992 to April 1994 at Blockbuster Entertainment, most recently as the Real Estate Manager for the Western Zone.

Timothy R. Price. Mr. Price joined Hollywood in January 2003 as Senior Vice President of Finance and was named Chief Financial Officer in July 2003. Prior to joining Hollywood, Mr. Price was with May Company for four years holding the positions of Chief Financial Officer for Robinson’s-May from 2000 to 2002 and Vice President and Controller of Hecht’s from 1998 to 2000. Prior to the May Company, Mr. Price served as Vice President and Controller of Kohl’s from 1996 to 1998 and held a variety of financial executive positions at the Limited from 1988 to 1996.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth under the captions “Certain Questions and Answers About the Merger,” “Summary Term Sheet,” “Special Factors—Certain Effects of the Merger,” “Special Factors—The Note Tender Offer” and “The Merger” in the Proxy Statement is incorporated herein by reference.

(2)(ii) The information set forth under the captions “Certain Questions and Answers About the Merger,” “Summary Term Sheet—Effect of the Merger on our Outstanding Common Stock,” “Special Factors—Certain Effects of the Merger” and “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates” in the Proxy Statement is incorporated herein by reference.

(2)(iii) The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger” and “Special Factors—Purpose and Reasons for the Merger” in the Proxy Statement is incorporated herein by reference.

(2)(iv) The information set forth under the captions “Summary Term Sheet—Shareholder Approval Required” and “The Special Meeting—Record Date and Voting Information” in the Proxy Statement is incorporated herein by reference.

(2)(v) The information set forth under the captions “Certain Questions and Answers About the Merger,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger” and “Special Factors—Certain Effects of the Merger” in the Proxy Statement is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth under the captions “Summary Term Sheet—Tax Consequences” and “Material U.S. Federal Income Tax Consequences” in the Proxy Statement is incorporated herein by reference.

(c) Different terms. The information set forth under the captions “Summary Term Sheet—Contribution Agreement,” “Summary Term Sheet—Treatment of Outstanding Options,” “Certain Questions and Answers About the Merger,” “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger” in the Proxy Statement is incorporated herein by reference.

(d) Appraisal rights. The information set forth under the captions “Summary Term Sheet—Dissenters’ Rights” and “Dissenters’ Rights” in the Proxy Statement is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)(1)-(2) Transactions. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger” and “Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or Contacts. The information set forth under the captions “Summary Term Sheet—Contribution Agreement,” “Summary Term Sheet—Voting Agreement,” “Special Factors—Background of the Merger,” “Special Factors—Purpose and Reasons for the Merger,” “Special Factors—The Note Tender Offer,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger,” “Special Factors—Certain Effects of the Merger” and “Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth under the captions “Summary Term Sheet—Contribution Agreement,” “Summary Term Sheet—Voting Agreement,” “Summary Term Sheet—Treatment of Outstanding Options,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger,” “Terms of the Merger Agreement,” “Terms of the Voting Agreement” and “Past Contacts, Transactions, Negotiations and Agreements” in the Proxy Statement is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information set forth under the captions “Special Factors—Purpose and Reasons for the Merger,” “Special Factors—Certain Effects of the Merger” and “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates” in the Proxy Statement is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth under the captions “Summary Term Sheet—Transfer of Game Crazy Assets,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Purpose and Reasons for the Merger,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger,” “The Merger—Financing of the Merger” and “Terms of the Merger Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger,” “Special Factors—Purpose and Reason for the Merger,” “Special Factors—Certain Effects of the Merger” and “Terms of the Merger Agreement” in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger” and “Special Factors—Considerations Relating to the Proposed Merger” in the Proxy Statement is incorporated herein by reference.

(c) Reasons. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Lazard Frères & Co. LLC” and “Special Factors—Purpose and Reasons for the Merger” in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Background of the Merger,” “Special Factors—The Note Tender Offer,” “Special Factors—Purpose and Reasons for the Merger,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger,” “The Merger—Estimated Fees and Expenses of the Merger,” “The Merger—Merger Financing,” “Material U.S. Federal Income Tax Consequences,” “Dissenters’ Rights” and “Terms of the Merger Agreement” in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) Fairness; Factors considered in determining fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Lazard Frères & Co. LLC,” “Special Factors—Our Projections” and “Special Factors—Background of the Merger” in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Lazard Freres & Co. LLC, dated October 13, 2004, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference. The written materials presented by Lazard Frères & Co. LLC to the Hollywood Special Committee and to the Hollywood Board of Directors on October 13, 2004 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference.

(c) Approval of security holders. The information set forth under the captions “Summary Term Sheet,” “Certain Questions and Answers About the Merger,” “The Special Meeting—Record Date and Voting Information,” “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger” in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger” and “Special Factors—Opinion of Lazard Frères & Co. LLC” in the Proxy Statement is incorporated herein by reference.

(e) Approval of directors. The information set forth under the captions “Summary Term Sheet—Our Opinion as to the Fairness of the Merger,” “Summary Term Sheet—Board Recommendation,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger” and “Special Factors—Background of the Merger” in the Proxy Statement is incorporated herein by reference.

(f) Other offers. Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth under the captions “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and of our Board of Directors; Fairness of the Merger,” “Special Factors—Opinion of Lazard Frères & Co. LLC,” “Special Factors—Presentations Made by UBS Mergers and Acquisitions Group to the Special Committee,” and “Where Shareholders Can Find More Information” in the Proxy Statement is incorporated herein by reference. The full text of the written opinion of Lazard Freres & Co. LLC, dated October 13, 2004, is attached to the Proxy Statement as Appendix B and is incorporated herein by reference. The written materials presented by Lazard Frères & Co. LLC to the Hollywood Special Committee and to the Hollywood Board of Directors on October 13, 2004 are set forth as Exhibit (c)(2) hereto and are incorporated herein by reference. The full text of the written opinion of Lazard Frères & Co., dated March 28, 2004, which has been superceded in its entirety by the October 13, 2004 opinion of Lazard Freres & Co., and the written materials presented by Lazard Frères & Co. to the Hollywood Special Committee and to the Hollywood Board of Directors on March 28, 2004 are set forth as Exhibits (c)(3) and (c)(4) hereto and are incorporated herein by reference. The written materials presented by UBS Securities to the Hollywood Special Committee on February 10, 2004, March 18, 2004, September 3, 2004 and October 11, 2004 are set forth as Exhibits (c)(5), (c)(6), (c)(7) and (c)(8) hereto, respectively, and are incorporated herein by reference. The written materials presented by Dr. Glenn Yago to the Hollywood Special Committee on September 3, 2004 are set forth as Exhibit (c)(9) hereto and are incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth under the caption “Special Factors—Merger Financing” and “Estimated Fees and Expenses of the Merger” in the Proxy Statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities ownership. The information set forth under the captions “Summary Term Sheet— Contribution Agreement,” “Summary Term Sheet—Treatment of Outstanding Options,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger” and “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.

(b) Securities transactions. The information set forth under the caption “Transactions in Hollywood Common Stock” in the Proxy Statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to tender or vote in a going private transaction. The information set forth under the captions “Summary Term Sheet—Voting Agreement,” “The Special Meeting—Record Date and Voting Information,” “Special Factors—Background of the Merger,” “Special Factors—Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger,” “Special Factors—Interests of Hollywood Directors and Executive Officers in the Merger” and “Terms of the Voting Agreement” in the Proxy Statement is incorporated herein by reference.

(e) Recommendation of others. The information set forth under the captions “Special Factors—Recommendation of the Special Committee and our Board of Directors; Fairness of the Merger” and “Special Factors—Purpose and Reasons for the Merger” in the Proxy Statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial information. The information set forth under the caption “Selected Financial Data” in the Proxy Statement is incorporated herein by reference.

(b) Pro forma information. Not applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth under the caption “The Special Meeting—Expenses of Proxy Solicitation” in the Proxy Statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

(a	)(2)	Preliminary Proxy Statement for the Special Meeting of Shareholders of Hollywood Entertainment Corporation, filed with the Securities and Exchange Commission on October 27, 2004 (incorporated herein by reference)

(b	)	Second Amended and Restated Bank and Bridge Facilities Commitment Letter from UBS Loan Finance LLC, UBS Securities LLC, Bear Stearns Corporate Lending Inc., Bear Stearns & Co. Inc. and Wells Fargo Bank, N.A. (incorporated herein by reference to the Current Report on Form 8-K filed by Hollywood with the Securities and Exchange Commission on October 14, 2004)

(c	)(1)	Opinion of Lazard Frères & Co. LLC, dated October 13, 2004 (incorporated herein by reference to Appendix B to the Proxy Statement)

(c	)(2)	Materials presented by Lazard Frères & Co. to the Hollywood Special Committee and to the Hollywood Board of Directors on October 13, 2004

(c	)(3)	Opinion of Lazard Frères & Co. dated March 28, 2004 (included as Appendix B to the Preliminary Proxy Statement filed with the Securities and Exchange Commission on July 8, 2004 and incorporated herein by reference)

(c	)(4)	Materials presented by Lazard Frères & Co. LLC to the Hollywood Special Committee and to the Hollywood Board of Directors on May 28, 2004. (included as Exhibit (d)(3) to Amendment No. 1 to Schedule 13E-3 filed on June 8, 2004 and incorporated herein by reference)

(c	)(5)	Materials presented by UBS Securities LLC to the Hollywood Special Committee on February 10, 2004 (included as Exhibit (c)(3) to Amendment No. 2 to Schedule 13E-3 filed on July 8, 2004 and incorporated herein by reference)

(c	)(6)	Materials presented by UBS Securities LLC to the Hollywood Special Committee on March 18, 2004 (included as Exhibit (c)(4) to Amendment No. 2 to Schedule 13E-3 filed on July 8, 2004 and incorporated herein by reference)

(c	)(7)	Materials presented by UBS Securities LLC to the Hollywood Special Committee on September 3, 2004

(c	)(8)	Materials presented by UBS Securities LLC to the Hollywood Special Committee on October 11, 2004

(c	)(9)	Materials presented by Dr. Glenn Yago to the Hollywood Special Committee on September 3, 2004

(c	)(10)	Curriculum vitae of Dr. Glenn Yago

(d	)(1)	Amended and Restated Voting Agreement, dated as of October 13, 2004, by and among Carso Holdings Corporation and Mark J. Wattles (incorporated herein by reference to Appendix C to the Proxy Statement)

(d	)(2)	Amended and Restated Agreement and Plan of Merger by and between Hollywood Entertainment Corporation, Carso Holdings Corporation and Hollywood Merger Corporation, dated as of October 13, 2004 (incorporated herein by reference to Appendix A to the Proxy Statement)

(d	)(3)	Amended and Restated Option Exchange, Contribution and Subscription Agreement dated as of October 13, 2004 by and among Mark J. Wattles, Green Equity Investors IV, L.P. and Carso Holdings Corporation

(d	)(4)	Employment Agreement dated as of March 28, 2004 between Cosar Corporation and Mark J. Wattles (included as Exhibit (d)(4) to Schedule 13E-3 filed on April 23, 2004 and incorporated herein by reference)

(d	)(5)	Form of Stockholders Agreement to be entered into by and between Green Equity Investors IV, L.P., Mark J. Wattles, Carso Holdings Corporation and other yet to be determined investors in Carso Holdings Corporation

(f	)	None

(g	)	None

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2004

HOLLYWOOD ENTERTAINMENT CORPORATION

By:	/s/ TIMOTHY R. PRICE
Name:	Timothy R. Price
Title:	Chief Financial Officer

CARSO HOLDINGS CORPORATION

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

HOLLYWOOD MERGER CORPORATION

By:	/s/ JOHN M. BAUMER
Name:	John M. Baumer
Title:	Vice President

GREEN EQUITY INVESTORS IV, L.P.

By:	GEI CAPITAL IV, LLC
Its:	General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

GEI CAPITAL IV, LLC

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Manager

LEONARD GREEN & PARTNERS, L.P.

By:	LGP Management, Inc.
Its:	General Partner

By:	/s/ JOHN G. DANHAKL
Name:	John G. Danhakl
Title:	Vice President

/s/ MARK J. WATTLES
MARK J. WATTLES

/s/ F. BRUCE GIESBRECHT
F. BRUCE GIESBRECHT